Exhibit 99.1

AnPac Bio-Medical Sciences Announces Receipt of Staff Delisting Determination from Nasdaq; Intends to Appeal

PHILADELPHIA, Sept. 12, 2022 (GLOBE NEWSWIRE) -- AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (ANPC), a biotechnology company with operations in the United States and China focused on early cancer screening and detection, announced that on September 9, 2022, it received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to the Company’s failure to regain compliance with the $1 per share bid price requirement of Listed Securities required for continued listing as set forth in Listing Rule 5450(a)(1) (the “$1 Bid Rule”). The Letter states that, unless the Company requests an appeal of the Letter, trading of the Company’s American Depositary Shares will be suspended at the opening of business on September 20, 2022, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”) to remove the Company’s securities from listing and registration on the Nasdaq Stock Market. The Company has the option to appeal the delisting determination and intends to do so.

On March 8, 2022, Nasdaq staff notified the Company that the bid price of its listed security had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with $1 Bid Rule. In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until September 5, 2022, to regain compliance with the $1 Bid Rule. Since then, the Company has not regained compliance with the Rule, and Nasdaq staff has notified the Company that it is ineligible for a second 180 day period because the Company has not demonstrated compliance with the minimum $5,000,000 Shareholders’ Equity initial listing requirement for The Nasdaq Capital Market, which initial listing requirement applies to the Company due to its transfer from The Nasdaq Global Market to The Nasdaq Capital Market, effective May 6, 2022.

The Company intends to appeal the Staff’s determination to a Hearings Panel (the “Panel”). Such a request will allow the Company’s American Depositary Shares to continue to be traded (listed) pending the Panel’s decision. At the hearing, the Company intends to present a plan to achieve compliance with Nasdaq listing requirements and request that the Panel allow the Company additional time to regain such compliance. There can be no assurance that the Panel will grant the Company’s request for a suspension of the delisting or continued listing.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of March 31, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to a report by Frost & Sullivan, AnPac Bio ranked first globally in multi-cancer screening and detection test sample volume (accumulative to January 2021). AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations
Phone: +1-267-810-6776 (US)
Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.